UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                          OMEGA HEALTHCARE INVESTORS
                          --------------------------
                               (Name of Issuer)


                    Common Stock, par value $.10 per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   681936100
                                   ---------
                                (CUSIP Number)


                               December 31, 2006
                               -----------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                               |X| Rule 13d-1(b)

                               |_| Rule 13d-1(c)

                               |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 6 Pages

                                 SCHEDULE 13G

CUSIP No.: 681936100                                          Page 2 of 6 Pages

................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          NOMURA ASSET MANAGEMENT CO., LTD.
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) |X|
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          Tokyo, Japan
................................................................................
Number of Shares      5.       Sole Voting Power                  3,934,600
Beneficially Owned    .........................................................
by Each Reporting     6.       Shared Voting Power                0
Person With           .........................................................
                      7.       Sole Dispositive Power             19,000
                      .........................................................
                      8.       Shared Dispositive Power           3,915,600
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,934,600
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          6.6% based on 59,703,258 shares outstanding as of November 30, 2006.
................................................................................
12.       Type of Reporting Person:

          IA

                                                             Page 3 of 6 Pages

Item 1(a)   Name of Issuer:

            Omega Healthcare Investors, Inc. (the "Issuer").

Item 1(b)   Address of Issuer's Principal Executive Offices:

            9690 Deereco Road, Suite 100, Timonium, MD 21093.

Item 2(a)   Name of Person Filing

            This Statement is filed on behalf of Nomura Asset Management Co., Ltd. ("NAM"). This Statement relates to Shares (as defined herein) held for the accounts of Nomura Global REIT Mother Fund ("Nomura Global REIT"), Global-REIT Open Mother Fund ("Global-REIT Open"), Nomura US-REIT Mother Fund ("Nomura US-REIT"), Global-REIT Mother Fund ("Global-REIT"), Nomura US-REIT High Income Open ("Nomura US-REIT High Income"), Nomura US-REIT Open ("Nomura US-REIT Open") and Global REIT Index Mother Fund ("Global REIT Index").

            NAM serves as investment manager to each of Nomura Global REIT, Global-REIT Open, Nomura US-REIT, Global-REIT, Nomura US-REIT High Income, Nomura US-REIT Open and Global REIT Index. In such capacity, NAM may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Nomura Global REIT, Global-REIT Open, Nomura US-REIT, Global-REIT, Nomura US-REIT High Income, Nomura US-REIT Open and Global REIT Index.

Item 2(b)   Address of Principal Business Office or, if None, Residence

            The address of the principal business office of NAM is 1-12-1, Nihonbashi, Chuo-ku, Tokyo, Japan 103-8260.

Item 2(c)   Citizenship:

            NAM is a Japanese corporation

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.10 per share (the "Shares")

Item 2(e)   CUSIP Number:

            681936100

                                                             Page 4 of 6 Pages

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            (a)  [ ]   Broker  or  dealer  registered  under Section 15 of the
                       Exchange Act.
            (b)  [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.
            (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act.
            (d)  [ ]   Investment  company  registered  under Section 8 of the
                       Investment Company Act.
            (e)  [X]   An   investment   adviser   in   accordance  with  Rule
                       13d-1(b)(1)(ii)(E);
            (f)  [ ]   An   employee   benefit   plan  or  endowment  fund  in
                       accordance with Rule 13d-1(b)(1)(ii)(F).
            (g)  [ ]   A   parent   holding   company   or   control person in
                       accordance with Rule 13d-1(b)(1)(ii)(G).
            (h)  [ ]   A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act.
            (i)  [ ]   A  church  plan that is excluded from the definition of
                       an  investment  company  under  Section 3(c)(14) of the
                       Investment Company Act.
            (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            As of December 29, 2006, NAM may be deemed to be the beneficial owner of 3,934,600 Shares. This amount consists of: (A) 1,481,700 Shares held for the account of Nomura Global REIT; (B) 1,410,400 Shares held for the account of Global-REIT Open; (C) 737,400 Shares held for the account of Nomura US-REIT; (D) 144,400 Shares held for the account of Global-REIT; (E) 79,300 Shares held for the account of Nomura US-REIT High Income; (F) 62,400 Shares held for the account of Nomura US-REIT Open; and (G) 19,000 Shares held for the account of Global REIT Index.

Item 4(b)   Percent of Class:

            The number of Shares of which NAM may be deemed to be the beneficial owner of constitutes approximately 6.6% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 59,703,258 shares outstanding as of November 30, 2006).

Item 4(c)    Number of Shares of which such person has:

NAM:
----

(i) Sole power to vote or direct the vote:                        3,934,600

(ii) Shared power to vote or direct the vote:                             0

(iii) Sole power to dispose or direct the disposition of:            19,000

(iv) Shared power to dispose or direct the disposition of:        3,915,600

                                                             Page 5 of 6 Pages

Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            This Item 7 is not applicable.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below I certifiy that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 6 of 6 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007                NOMURA ASSET MANAGEMENT CO., LTD.


                                       By:   /s/ Seiji Kitamura
                                             ---------------------------
                                       Name:   Seiji Kitamura
                                       Title:  General Manager